SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Doma Holdings, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Class of Securities)

14064F100

(CUSIP Number)

Mark Sustana

Lennar Corporation

700 NW 107th Avenue

Miami, FL 33172

(305) 229-6400

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 29, 2021

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP: 14064F100

(1)	Name of Reporting Persons: Lennar Corporation
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 82,242,689
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 82,242,689

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 82,242,689
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 25.5%*
(14)	Type of Reporting Person (See Instructions): HC

*	This percentage is calculated based on 322,787,486 outstanding shares of common stock of the Issuer, as reported in the Issuer’s Current Report on Form 8-K dated August 3, 2021.

CUSIP: 14064F100

(1)	Name of Reporting Persons: Len X, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 82,242,689
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 82,242,689

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 82,242,689
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 25.5%*
(14)	Type of Reporting Person (See Instructions): HC

*	This percentage is calculated based on 322,787,486 outstanding shares of common stock of the Issuer, as reported in the Issuer’s Current Report on Form 8-K dated August 3, 2021.

CUSIP: 14064F100

(1)	Name of Reporting Persons: LENX ST Investor, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 82,242,689
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 82,242,689

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 82,242,689
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 25.5%*
(14)	Type of Reporting Person (See Instructions): PN

*	This percentage is calculated based on 322,787,486 outstanding shares of common stock of the Issuer, as reported in the Issuer’s Current Report on Form 8-K dated August 3, 2021.

CUSIP: 14064F100

ITEM 1.	SECURITY AND ISSUER

This Schedule 13D relates to the shares of common stock, $0.0001 par value (“Common Stock”), of the Issuer. The address of the principal executive offices of the Issuer is 101 Mission Street, San Francisco, CA 94105.

ITEM 2.	IDENTITY AND BACKGROUND

(a) This Schedule 13D is being filed by Lennar Corporation (“Lennar”), a Delaware corporation, Len X, LLC (“LenX”), a Florida limited liability company, and LENX ST Investor LLC (“ST Investor” and, together with Lennar and LenX, the “Reporting Persons”), a Delaware limited liability company. LenX is wholly owned by Lennar and is the sole member of ST Investor.

(b) The principal business of Lennar is homebuilding. The principal business of LenX is seeking opportunities for subsidiaries of Lennar to invest in companies that provide technology solutions across the homebuilding industry. ST Investor was formed to hold interests in companies acquired by Lennar and LenX, including the Issuer. The principal business address of each of the Reporting Persons is 700 NW 107 Avenue, Miami, Florida 33172.

(c) Lennar is a corporation organized under the laws of the State of Delaware. LenX is a limited liability company organized under the laws of the State of Florida. ST Investor is a limited liability company organized under the laws of the State of Delaware.

(d)-(e) During the last five years, neither any Reporting Person nor any person named in Schedule I has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The name, business address, present principal occupation or employment and citizenship of the executive officers and, where applicable, members of the Board of Directors of the Reporting Persons is set forth on Schedule I and is incorporated by reference into this Item 2(f).

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Immediately prior to July 29, 2021, ST Investor owned 13,635,296 shares of preferred stock of the former Doma Holdings, Inc (“Old Doma”). Of those shares, 8,819,498 shares had been acquired by a Lennar subsidiary in several transactions in 2019 for a total of $69,237,411, and 4,815,798 shares had been acquired in April 2021 by exercise of a warrant which the Lennar subsidiary had acquired in one of the 2019 transactions. The cash for the payments in 2019 and for the exercise of the warrant was provided by Lennar from its working capital. The Lennar subsidiary transferred the Doma preferred stock to ST Investor in July 2021 for no consideration. In addition, ST Investor had assumed the subscriber’s rights and obligations under a Subscription Agreement relating to the purchase of 500,000 shares of Common Stock from the Issuer in a private placement for $5 million. On July 29, 2021, Old Doma was merged with a wholly owned subsidiary of the Issuer (the “Merger”), and ST Investor received 81,742,689 shares of Issuer’s Common Stock as Merger consideration with regard to its Doma preferred stock. Simultaneously with the Merger, ST Investor purchased the 500,000 shares that were the subject of the Subscription Agreement. Lennar provided the $5 million purchase price from its working capital.

Following the Merger and the purchase of shares in the private placement, the Reporting Persons beneficially own 82,242,689 shares of the Issuer’s Common Stock.

ITEM 4.	PURPOSE OF TRANSACTION

The information contained in Item 3 above is incorporated in its entirety into this Item 4.

Lennar intends from time to time to review its investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions,

CUSIP: 14064F100

the securities markets in general and those for the Issuer’s Common Stock in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as Lennar may deem appropriate in light of the circumstances existing from time to time. If Lennar believes that further investment in the Issuer is attractive, whether because of the market price of the Common Stock or otherwise, it may acquire, directly or through ST Investor or another subsidiary, shares of Common Stock or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, Lennar may determine to cause ST Investor to dispose of some or all of the shares it currently owns either in the open market or in privately negotiated transactions.

Except as described above, none of the Reporting Persons currently has any plan or proposal relating to any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

The information set forth in Item 6 below is incorporated in its entirety into this Item 4.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) As of the date hereof, the Reporting Persons have beneficial ownership of 82,242,689 shares of Doma’s Common Stock, constituting approximately 25.5% of Doma’s outstanding Common Stock.*

*	This percentage is calculated based on 322,787,486 outstanding shares of common stock of the Issuer, as reported in the Issuer’s Current Report on Form 8-K dated August 3, 2021.

(b) The Reporting Persons together share power to vote or to direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by the Reporting Persons.

(c) The information contained in Item 3 to this Schedule 13D is incorporated in its entirety into this Item 5(c). Except as disclosed in Item 3, no Reporting Person has effected any transaction in the Issuer’s Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

LenX is the sole member of ST Investor. Under ST Investor’s Limited Liability Company Agreement, LenX has the power to act on behalf of ST Investor. Because LenX is wholly owned by Lennar, Lennar has the power to cause LenX to do what is necessary so that ST Investor will vote, and dispose of, shares of the Issuer as Lennar directs.

ST Investor has agreed with the Issuer that, with certain exceptions, for 180 days after the Merger, ST Investor will not dispose of any shares of the Issuer without the Issuer’s consent.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1	Joint Filing Agreement dated August 5, 2021 among Lennar, LenX and ST Investor.

Exhibit 2	Lock-Up Agreement dated March 1, 2021.

CUSIP: 14064F100

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: August 5, 2021

LENX ST INVESTOR, LLC

By:	/s/ Mark Sustana
Name:	Mark Sustana,
Vice President

CUSIP: 14064F100

Schedule I

DIRECTORS AND EXECUTIVE OFFICERS OF

REPORTING PERSONS

The name, function, citizenship and present principal occupation or employment of each of the directors and executive officers of the Reporting Person are set forth below. Unless otherwise indicated below, (i) each occupation set forth opposite an individual’s name refers to employment with the Reporting Person and (ii) the business address of each director and executive officer listed below is 700 NW 107 Avenue, Miami, Florida 33172.

Lennar Corporation:

Name	Position with Reporting Person	Principal Occupation	Citizenship
Amy Banse	Director	Senior Advisor to the Executive Committee of Comcast Corporation	USA

Richard Beckwitt	Director; Co-CEO and Co-President	Co-CEO and Co-President	USA

Steven L. Gerard	Director	Chairman of the Board of Directors of CBIZ, Inc	USA

Theron I (“Tig”) Gilliam, Jr.	Director	Chief Executive Officer of NES Global Talent	USA

Sherrill W. Hudson	Director	Former Chairman and former Chief Executive Officer of TECO Energy, Inc.	USA

Jonathan M. Jaffe	Director, Co-CEO and Co-President	Co-CEO and Co-President	USA

Sidney Lapidus	Director	Retired Partner of Warburg Pincus LLC	USA

Teri McClure	Director	Former Chief Human Resources Officer and Senior Vice President Labor, UPS	USA

Stuart Miller	Executive Chairman	Executive Chairman	USA

Armando Olivera	Director	Former Chief Executive Officer of Florida Power & Light Company	USA

Jeffrey Sonnenfeld	Director	Senior Associate Dean for Executive Programs and the Lester Crown Professor-in-the-Practice of Management at the Yale School of Management	USA

Diane Bessette	Vice President, Chief Financial Officer and Treasurer	Vice President, Chief Financial Officer and Treasurer	USA

Jeffrey McCall	Executive Vice President	Executive Vice President	USA

Mark Sustana	Vice President, General Counsel and Secretary	Vice President, General Counsel and Secretary	USA

David Collins	Vice President and Controller	Vice President and Controller	USA

CUSIP: 14064F100

Len X, LLC:

Name	Position with Reporting Person	Principal Occupation	Citizenship
Eric Feder	President	President	USA

Diane Bessette	Manager and Vice President, CFO and Treasurer	Vice President, CFO and Treasurer of Lennar Corporation	USA

Mark Sustana	Manager and Vice President, General Counsel and Secretary	Vice President, General Counsel and Secretary of Lennar Corporation	USA

LENX ST INVESTOR, LLC:

Name	Position with Reporting Person	Principal Occupation	Citizenship
Eric Feder	President	President	USA

Diane Bessette	Manager and Vice President, CFO and Treasurer	Vice President, CFO and Treasurer of Lennar Corporation	USA

Mark Sustana	Manager and Vice President, General Counsel and Secretary	Vice President, General Counsel and Secretary of Lennar Corporation	USA